UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 25


                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(B) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.


                                           Commission File Number    001-13669
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                            TALON INTERNATIONAL, INC.
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     (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


      21900 BURBANK BOULEVARD, SUITE 270, WOODLAND HILLS, CALIFORNIA 91367
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    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                      (Description of class of securities)


Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|   17CFR240.12d2-2(a)(1)
|_|   17CFR240.12d2-2(a)(2)
|_|   17CFR240.12d2-2(a)(3)
|_|   17CFR240.12d2-2(a)(4)


|_|     Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, TALON INTERNATIONAL, INC. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


DECEMBER 14, 2007      By: /S/ LONNIE D. SCHNELL        CHIEF FINANCIAL OFFICER
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      Date                         Name                           Title